As filed with the Securities and Exchange Commission on April 8, 2005
--------------------------------------------------------------------------------

Registration No.333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                           Watchdata Technologies Ltd.
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                               The Cayman Islands
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250-9100

    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              CT Corporation System
                                111 Eighth Avenue
                               New York, NY 10011
                                 (212) 894-8440
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

    Francis Fitzherbert-Brockholes,                Filip Moerman, Esq.
                 Esq.                             David W. Hirsch, Esq.
            White & Case LLP                Cleary Gottlieb Steen & Hamilton
          5 Old Broad Street                              LLP
            London EC2N 1DW                        Bank of China Tower
         +44 (0) 20 7532 1400                  One Garden Road, Central
                                                       Hong Kong
                                                   (852) 2521-4122


It is proposed that this filing become effective
under Rule 466:                                   / /   immediately upon filing.
                                                  / /   on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box: / /

                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------
         Title of Each Class of           Amount to be     Proposed Maximum        Proposed Maximum        Amount of
      Securities to be Registered          Registered     Aggregate Price Per     Aggregate Offering    Registration Fee
                                                                 Unit*                  Price**
-------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by   100,000,000            $5.00                $5,000,000            $633.50
American Depositary Receipts, each
American Depositary Share representing
1 Ordinary Share, par value $0.001, of
Watchdata Technologies Ltd.
-------------------------------------------------------------------------------------------------------------------------

*    Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.
--------------------------------------------------------------------------------

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

                                   PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

                                                                           Location in Form of American
Item Number and Caption                                                    Depositary Receipt ("Receipt")
                                                                           Filed Herewith as Prospectus

1.   Name of depositary and address of its principal                       Face of Receipt, Introductory
     executive office                                                      paragraph and final sentence on Face
                                                                           of Receipt

2.   Title of Receipts and identity of deposited securities                Face of Receipt, Top center

     Terms of Deposit:

     (i)       The amount of deposited securities represented by one       Face of Receipt, Upper right corner
               American Depositary Share

     (ii)      The procedure for voting, if any, the deposited             Paragraph (12)
               securities

     (iii)     The collection and distribution of dividends                Paragraphs (4), (5), (7) and (10)

     (iv)      The transmission of notices, reports and proxy              Paragraphs (3), (8) and (12)
               soliciting material

     (v)       The sale or exercise of rights                              Paragraphs (4), (5) and (10)

     (vi)      The deposit or sale of securities resulting from            Paragraphs (4), (5), (10) and (13)
               dividends, splits or plans of reorganization

     (vii)     Amendment,  extension  or  termination  of the deposit      Paragraphs (16) and (17)
               deposit arrangements                                        (no provision for extensions)

     (viii)    Rights of holders of Receipts to inspect the                Paragraph (3)
               transfer books of the depositary and the list of
               holders of Receipts


     (ix)      Restrictions  upon the right to  deposit  or                Paragraphs (1), (2), (4) and (5)
               withdraw the underlying securities

     (x)       Limitation upon the liability of the depositary             Paragraph (14)

3.   Fees and charges which may be imposed directly or                     Paragraph (7)
     indirectly against holders of Receipts

Item 2.   AVAILABLE INFORMATION

Watchdata Technologies Ltd. ("the Company") is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, at the principal executive office of the Depositary and, where made available by the Commission, on the Commission's website (www.sec.gov).


                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.   EXHIBITS

(a) Form of Deposit Agreement by and among the Company, Deutsche Bank Trust Company Americas as depositary (the "Depositary"), and all Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto. Filed herewith as Exhibit (a).

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c) Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. Not Applicable.

(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)  Certification under Rule 466. Not Applicable.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.

Item 4.   UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, certifies that is has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom, on April 8, 2005.

                                        Legal entity created by the Deposit
                                        Agreement for the issuance of American
                                        Depositary Receipts evidencing American
                                        Depositary Shares, each representing 1
                                        Ordinary Share, par value $0.001, of the Company.

                                        Deutsche Bank Trust Company Americas,
                                        solely in its capacity as Depositary



                                        By:  /s/ Mike R. Hughes
                                           -------------------------------------
                                           Name:  Mike R. Hughes
                                           Title: Director


                                        By:  /s/ Mark Downing
                                           -------------------------------------
                                           Name:  Mark Downing
                                           Title: Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Watchdata Technologies Ltd. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People's Republic of China on April 7, 2005.

                                        WATCHDATA TECHNOLOGIES LTD.



                                        By:  /s/ Sean Shao
                                           -------------------------------------
                                            Name:  Sean Shao
                                            Title: Chief Financial Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Wang Youjun and Sean Shao, and each of them to act as his/her true and lawful attorneys-in-fact and agents, with full and several power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on April 7, 2005.

Name                                                   Title

By:  /s/  Wang Youjun                                  Chief Executive Officer; Director (principal
   -----------------------------------                 executive officer)
Name:     Wang Youjun


By:  /s/  Sean Shao                                    Chief Financial Officer (principal financial
   -----------------------------------                 officer and principal accounting officer)
Name:     Sean Shao

By:  /s/  Wong Kwongchi                                Director
   -----------------------------------
Name:     Wong Kwongchi

By:  /s/  Ke Lin                                       Director
   -----------------------------------
Name:     Ke Lin

By:  /s/  Liu Junfeng                                  Director
   -----------------------------------
Name:     Liu Junfeng

By:  /s/  Liao Li                                      Director
   -----------------------------------
Name:     Liao Li

By:  /s/  Chen Dacai                                   Director
   -----------------------------------
Name:     Chen Dacai

By:  /s/  Tony Tsang                                   Director
   -----------------------------------
Name:     Tony Tsang


  SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES OF THE REGISTRANT

Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Watchdata Technologies Ltd., has signed this Registration Statement in Newark, Delaware on April 7, 2005.


                              Donald J. Puglisi, as authorized representative



                              By:  /s/  Donald J. Puglisi
                                 --------------------------------------
                                 Name:  Donald J. Puglisi
                                 Title: Managing Director, Puglisi &
                                        Associates

                                INDEX TO EXHIBITS

                                                                   Sequentially
Exhibit Number                                                     Numbered Page
--------------                                                     -------------

(a) Form of Deposit Agreement by and among the Company, Deutsche Bank Trust Company Americas, as depositary, and all Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto).

(d)       Opinion of White & Case, counsel to the
          Depositary, as to the legality of the securities to be registered.